SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014
________________

SILICOM LTD.
 (Translation of Registrant's name into English)
________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 4442537, Israel
(Address of principal executive offices)
________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Silicom Ltd. (the “Registrant” or the “Company) will hold an Annual General Meeting of Shareholders on April 30, 2014 at 12:00 (Israel time) at the Registrant’s offices at 8 Hanagar Street, Kfar Sava 4442537, Israel (the “Meeting”). Copies of the Notice of Extraordinary General Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on March 19, 2014. The Registrant is announcing that the resolutions relating to the: (i) re-election of Messrs. Avi Eizenman, Zohar Zisapel and Yeshayahu (‘Shaike’) Orbach as directors of the company for an additional term (commencing on the date of the Meeting until the next Annual General Meeting of Shareholders to be held in 2015 and the due election of their successors); (ii) approval of the Global Share Incentive Plan (2013) to qualify for incentive stock options for US tax purposes; (iii) grant of 25,000 Restricted Stock Units to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors; (iv) grant of 25,000 Restricted Stock Units to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company; (v) approval of a bonus formula for the grant of a bonus for the 2013 fiscal year to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors; (vi) approval of a bonus formula for the grant of a bonus for the 2013 fiscal year to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, President and Chief Executive Officer of the Company; (vii) approval of a bonus formula for the grant of a bonus for each of the years 2014 through 2016 to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors; (viii) approval of a bonus formula for the grant of a bonus for each of the years 2014 through 2016 to Mr. Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, President and Chief Executive Officer of the Company; and (ix) appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as independent public accountants of the Company and authorization of Audit Committee to fix the compensation of such auditors, were all duly approved by the shareholders of the Company at the Meeting.

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant)

By:	/s/ Yeshayahu (‘Shaike’) Orbach
Yeshayahu (‘Shaike’) Orbach
Director, President and Chief Executive Officer

Date: April 30, 2014